Robert W. Phillips Direct Dial (650) 463-3051 Robert.Phillips@lw.com	140 Scott Drive Menlo Park, California 94025 Tel: +1.650.328.4600 Fax: +1.650.463.2600 www.lw.com

FIRM /AFFILIATE OFFICES

June 20, 2012 VIA EDGAR and FEDEX Securities and Exchange Commission Division of Corporation Finance	Abu Dhabi Barcelona Beijing Brussels Chicago Doha Dubai Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid Milan	Moscow Munich New Jersey New York Orange County Paris Riyadh Rome San Diego San Francisco Shanghai Silicon Valley Singapore Tokyo Washington, D.C.
100 F Street, N.E. Washington, DC 20549	File No. 042829-0018

Attention:	Barbara C. Jacobs, Assistant Director
Mark P. Shuman, Branch Chief - Legal
Matthew Crispino, Staff Attorney

Re:	Ellie Mae, Inc.
Registration Statement on Form S-3
(Registration No. 333-181980)

Ladies and Gentlemen:

On behalf of Ellie Mae, Inc. (the “Company” or “Ellie Mae”), we are filing Amendment No. 1 (“Amendment No. 1”) to the Company’s above-referenced Registration Statement on Form S-3, which was initially filed with the Securities and Exchange Commission (the “Commission”) on June 7, 2012 (as amended, the “Registration Statement”). For your convenience, we have enclosed a courtesy package which includes four copies of Amendment No. 1, two of which have been marked to show changes from the initial filing of the Registration Statement.

Amendment No. 1 has been revised to reflect the Company’s responses to the comments received by electronic mail on June 19, 2012 from the staff of the Commission (the “Staff”). For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto.

Selling Stockholders. page 27

1.

It appears that you are relying on Rule 430B to omit the names of the selling stockholders at this time. Please revise your disclosure here to more specifically identify the initial offering transaction or transactions pursuant to which the securities to be offered, or securities convertible into such securities, were sold, as required by Rule 430B(b)(2)(iii). See also Section V.B.l.b.i(C) of Release 33-8591.

Response: In response to the Staff’s comment, the Company has revised the Registration Statement on page 27 of Amendment No. 1 to more specifically identify the initial issuance transactions related to the shares of common stock that may be resold by selling stockholders as requested.

June 20, 2012 Page 2

Exhibit 5.1

2.

The legality opinion indicates that the registration statement relates to the sale of securities up to a total aggregate offering price of $75,000,000, whereas the registration statement is registering the sale of securities up to a total aggregate offering price of $60,000,000. Also, the legality opinion does not appear to address the 1,000,000 shares being registered for resale. Please obtain a revised opinion of counsel or advise.

Response: In response to the Staff’s comment, we have revised and updated our Exhibit 5.1 legal opinion to reference the $60,000,000 aggregate offering price of the securities that may be offered by the Company. In addition, the Company has obtained a legal opinion from Richards, Layton & Finger, P.A., which has been filed as Exhibit 5.2 to the Registration Statement, to address the 1,000,000 shares of the Company’s common stock being registered for resale by selling stockholders.

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We hope that these responses and the revisions in Amendment No. 1 are helpful in concluding your review of the Registration Statement. Please do not hesitate to contact me by telephone at (650) 463-3051, by fax at (650) 463-2600 or by email at robert.phillips@lw.com with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Robert W. Phillips

Robert W. Phillips of

LATHAM & WATKINS LLP

Enclosures

cc:	Sigmund Anderman, Ellie Mae, Inc.

Elisa Lee, Ellie Mae, Inc.

Christopher Kaufman, Latham & Watkins LLP

Steven Bernard, Wilson Sonsini Goodrich & Rosati, PC